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                                                                 Exhbiit (a)(6)

                                [ASR Letterhead]

                                                               February 19, 1999


Dear Shareholders:

         We are pleased to inform you that our Company has entered into an Agreement and Plan of Merger, dated as of February 12, 1999 (the "Merger Agreement"), with RSA Holdings Corp. of Delaware ("Parent") and RSA Acquisition Corp., a wholly-owned subsidiary of Parent ("Purchaser"). Pursuant to the Merger Agreement, Purchaser has today commenced a cash tender offer (the "Offer") to purchase all of the outstanding common shares, $.01 without par value per share (the "Shares"), of the Company at a purchase price of $14.125 per share, net to the shareholder in cash.

         YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE OFFER AND DETERMINED THAT THE OFFER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF THE COMPANY. YOUR BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

         In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion of PaineWebber Incorporated, the Company's financial advisor, and that the consideration to be offered to the shareholders in the Offer pursuant to the Merger Agreement is fair to such shareholders from a financial point of view.

         In addition to the attached Schedule 14D-9, enclosed is the Offer to Purchase together with related materials, including a Letter of Transmittal, to be used for tendering your Shares pursuant to the Offer. These documents state the terms and conditions of the Offer, provide detailed information about the transactions and include instructions as to how to tender your Shares. We urge you to read these documents carefully in making your decision with respect to tendering your Shares pursuant to the Offer.


Very truly yours,


-----------------------------

William C. Weathersby
President and Chief Operating Officer